                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 17)


                               ZAPATA CORPORATION
                               ------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                           (Title of Class Securities)

                                  989070602000
                                  ------------
                                 (CUSIP Number)

                               WILLIAM SONDERICKER
                  MALCOLM I. GLAZER FAMILY LIMITED PARTNERSHIP
                               270 COMMERCE DRIVE
                            ROCHESTER, NEW YORK 14623
                                 (716) 359-3000
                  (Name, Address and Telephone Number of Person
                Authorized to receive Notices and Communications)

                               SEPTEMBER 26, 2001
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).
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CUSIP NO. 989070602000                                               Page 2 of 6

(1)   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Malcolm I. Glazer Family Limited Partnership, a Nevada limited partnership
          I.R.S. Id. No. - 86-0846220

--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
      Instructions)

                       (a)   /  /
                       (b)   /  /

--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      PF, AF

--------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)              / /

--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada

--------------------------------------------------------------------------------
                          (7)     SOLE VOTING POWER
                                         1,146,438

                          ------------------------------------------------------
NUMBER OF SHARES          (8)     SHARED VOTING POWER
BENEFICIALLY OWNED BY                    -0-
EACH REPORTING PERSON
WITH                      ------------------------------------------------------
                          (9)      SOLE DISPOSITIVE POWER
                                         1,146,438

                          ------------------------------------------------------
                          (10)     SHARED DISPOSITIVE POWER
                                         -0-

--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,146,438

--------------------------------------------------------------------------------
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                  / /

--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      47.3%

--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON (See Instructions)
      PN
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CUSIP NO. 989070602000                                               Page 3 of 6

(1)   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Malcolm I. Glazer
          Social Security No. ###-##-####

--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
      Instructions)

                       (a)   /  /
                       (b)   /  /

--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      PF

--------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)              / /

--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

--------------------------------------------------------------------------------
                          (7)     SOLE VOTING POWER
                                       1,146,438

                          ------------------------------------------------------
NUMBER OF SHARES          (8)     SHARED VOTING POWER
BENEFICIALLY OWNED BY                  -0-
EACH REPORTING PERSON
WITH                      ------------------------------------------------------
                          (9)     SOLE DISPOSITIVE POWER
                                       1,146,438

                          ------------------------------------------------------
                          (10)    SHARED DISPOSITIVE POWER
                                       -0-

--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,146,438

--------------------------------------------------------------------------------
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)              / /

--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      47.3%

--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON (See Instructions)
      IN

CUSIP NO. 989070602000                                               Page 4 of 6

                                INTRODUCTORY NOTE

         This Amendment No. 17 ("Amendment No. 17") amends and supplements the
Schedule 13D and statement attached thereto, as previously amended
("Schedule 13D"), filed on behalf of The Malcolm Glazer Trust and Malcolm I. Glazer ("Glazer" and together with the Malcolm I. Glazer Family Limited Partnership, the "Reporting Persons") relating to the common stock, par value $.01 per share, of Zapata Corporation ("Zapata"), and is hereby filed on behalf of the Reporting Persons. All capitalized terms used in this Amendment No. 17 and not otherwise defined herein have the meanings previously ascribed to such terms in the Schedule 13D.


ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 is hereby amended to add the following:

         (a) On or about December 19, 1996, Glazer as Trustee of The Malcolm Glazer Revocable Trust (the "Glazer Trust") transferred to the Malcolm I. Glazer Family Limited Partnership (the "Glazer LP") 10,395,384 shares of Zapata common stock. The Glazer LP is a Nevada limited partnership, with Malcolm I. Glazer GP, Inc. (the "GP") as its sole general partner and the Glazer Trust as its sole limited partner. The GP's sole executive officer, director and shareholder is Glazer.

         (b) The business address of the Glazer LP is 270 Commerce Drive, Rochester, New York 14623. The business address of Glazer is 270 Commerce Drive, Rochester, New York 14623.

         (d) - (e) None of the Reporting Persons during the last five years has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which subjected or subjects it to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Glazer LP is a Nevada limited partnership.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

         The Glazer LP acquired the Zapata shares in the transactions described in Item 4 below with a capital contribution of personal funds from Mr. Glazer.

ITEM 4. PURPOSE OF TRANSACTION

         Item 4 is hereby amended to add the following:

         On September 26 and 27, 2001, in separate broker assisted open market transactions, the Glazer LP acquired 49,000 shares of Zapata common stock for $16.69 per share and 23,400 shares of Zapata common stock for $16.74 per share, respectively, for an aggregate price of $1,209,707.80. These shares were acquired for investment purposes. At this time, the Reporting Persons do not have a present intention to acquire additional shares of Zapata, although they reserve the right to do so in open market transactions, private purchases or from treasury. Further, the Reporting Persons do not have the present intention or any plan or proposal to effect any of the transactions listed in Items 4(a)-(j) of Regulation 13D.

         The purpose of the acquisitions was to increase the holdings of the Glazer LP in the securities of Zapata.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended to add the following:

                                      -4-
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CUSIP NO. 989070602000                                               Page 5 of 6

         (a) The Reporting Persons are the beneficial owners of 1,146,438 shares of Zapata common stock, which constitutes approximately 47.3% of Zapata's outstanding shares of common stock. The ownership of 1,111,938 shares by The Glazer LP is the result of the transfer described in Item No.2, Zapata's 1-for-10 reverse split of its outstanding common stock effective January 30, 2001, and the transactions described in Item No. 4. The remaining 34,500 shares beneficially owned by the Reporting Persons are purchasable presently or within 60 days after the date hereof by Glazer pursuant to options granted by Zapata to Glazer under certain stock option plans. The percentage given is based upon the 2,390,849 shares of Zapata common stock reported as outstanding on August 1, 2001 by Zapata on its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001, plus the 34,500 shares purchasable presently or within 60 days after the date hereof pursuant to stock options granted to Glazer.

         (b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover pages of this Schedule 13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference. Additionally, the GP, as the sole general partner of the Glazer LP, has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of the Common Stock held by the Glazer LP.

         (c) On September 26 and 27, 2001, in separate open market transactions, The Glazer LP acquired 49,000 shares of Zapata common stock for $16.69 per share and 23,400 shares of Zapata common stock for $16.74 per share. The Glazer LP acquired the Zapata shares with a capital contribution of personal funds from Glazer.

         (d) Not applicable.

         (e) Not applicable.


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CUSIP NO. 989070602000                                               Page 6 of 6


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  October 9, 2001

                                 MALCOLM I. GLAZER FAMILY
                                 LIMITED PARTNERSHIP

                                 By:    /s/ Malcolm I. Glazer
                                        ----------------------------------------
                                 Name:  Malcolm I. Glazer
                                 Title: President of Malcolm I. Glazer GP, Inc.,
                                        General Partner


                                 /s/ Malcolm I. Glazer
                                 -----------------------------------------------
                                 Malcolm I. Glazer


                                      -6-